Exhibit 99.3

Press Release
Brussels / 10 January 2019 / 11:45 pm CET

Anheuser-Busch InBev Announces

Pricing of USD 15.5 Billion Notes

Anheuser-Busch InBev SA/NV (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) today announced today that its subsidiary Anheuser-Busch InBev Worldwide Inc. (“ABIWW” or the “Issuer”) completed the pricing of USD 15,500,000,000 aggregate principal amount of bonds.

The issuance is expected to close on 23 January 2019 subject to customary closing conditions. The bonds comprise the following series:

Title of Series of Notes (collectively, the “Notes”)	Aggregate Principal Amount Sold	Maturity Date	Public Offering Price	Interest Rates

4.150% Notes due 2025	USD 2,500,000,000	January 23, 2025	99.900%	4.150%

4.750% Notes due 2029	USD 4,250,000,000	January 23, 2029	99.685%	4.750%

4.900% Notes due 2031	USD 750,000,000	January 23, 2031	99.641%	4.900%

5.450% Notes due 2039	USD 2,000,000,000	January 23, 2039	99.722%	5.450%

5.550% Notes due 2049	USD 4,000,000,000	January 23, 2049	99.667%	5.550%

5.800% Notes due 2059	USD 2,000,000,000	January 23, 2059	99.645%	5.800%

The notes will be issued by ABIWW and will be fully and unconditionally guaranteed by AB InBev, Brandbrew S.A., Brandbev S.à r.l., Cobrew NV, Anheuser-Busch InBev Finance Inc. and Anheuser-Busch Companies, LLC. The Notes will be senior unsecured obligations of the Issuer and will rank equally with all other existing and future unsecured and unsubordinated debt obligations of the Issuer.

ab-inbev.com

Press Release
Brussels / 10 January 2019 / 11:45 pm CET

The notes are denominated in U.S. dollars, and both principal and interest will be paid in U.S. dollars as further described in the preliminary prospectus supplement dated 10 January 2019 filed with the U.S. Securities and Exchange Commission (the “SEC”) and available on www.sec.gov.

The net proceeds of the offering will be used for general corporate purposes, including the repayment of upcoming debt maturities in 2021 to 2024 and 2026, including the funding of the Company’s previously announced tender offers. The notes were offered as a registered offering under AB InBev’s shelf registration statement filed on Form F-3 with the SEC on 19 March 2018.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Any offer of securities will be made by means of the prospectus supplement and accompanying prospectus relating to the offering. Copies of the prospectus and prospectus supplement, and any other documents the Issuer has filed with the SEC containing more complete information about the Issuer and this offering may be obtained, free of charge, by visiting Anheuser-Busch InBev SA/NV on the SEC web site at www.sec.gov, or by requesting copies from Anheuser-Busch InBev SA/NV in writing or by telephone. Alternatively, a copy of the prospectus relating to the offering may be obtained by contacting Barclays Capital Inc., c/o Broadridge Financial Solutions 1155 Long Island Avenue, Edgewood, NY 11717 or by telephone at 1-888-603-5847 or by email at barclaysprospectus@broadridge.com; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (800) 831-9146 or by email at prospectus@citi.com; or by contacting Deutsche Bank Securities Inc., 60 Wall Street, New York, NY 10005 or by telephone at (800) 503-4611 or by email at prospectus.CPDG@db.com; or by contacting J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York, 10179, Attention: Investment Grade Syndicate Desk, 3rd Floor or by telephone at 1-212-834-4533; or by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, Attn: Prospectus Department or by telephone at 1-800-294-1322 or by email at dg.prospectus_requests@baml.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

English, Dutch and French versions of this press release will be available on www.ab-inbev.com.

PRIIPs Regulation / Prospectus Directive / Prohibition of Sales to EEA Retail Investors

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of

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Press Release
Brussels / 10 January 2019 / 11:45 pm CET

Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MIFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

The distribution of this announcement and other information in connection with the offer in certain jurisdictions may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

ANHEUSER-BUSCH INBEV CONTACTS

Media	Investors
Pablo Jimenez Tel: +1 212 573 9289 E-mail: pablo.jimenez@ab-inbev.com	Lauren Abbott Tel: +1 212 573 9287 E-mail: lauren.abbott@ab-inbev.com

Aimee Baxter Tel: +1 718 650 4003 E-mail: aimee.baxter@ab-inbev.com	Mariusz Jamka Tel: +32 (0)16 276 888 E-mail: mariusz.jamka@ab-inbev.com

Ingvild Van Lysebetten Tel: +32 16 276 608 E-mail: ingvild.vanlysebetten@ab-inbev.com	Jency John Tel: +1 646 746 9673 Email: jency.john@ab-inbev.com

Fixed Income Investors Gabriel Ventura Tel: +1-212-478-7031 E-mail: gabriel.ventura@ab-inbev.com

Suma Prasad Tel: +1-212-503-2887 E-mail: suma.prasad@ab-inbev.com

Legal disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include, among other things, statements relating to AB InBev’s business combination with ABI SAB Group Holding Limited and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual

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outcomes and results to be materially different, including the ability to realize synergies from the business combination with ABI SAB Group Holding Limited, the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F (“Form 20-F”) filed with the SEC on 19 March 2018. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F, other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Cristal®, Harbin®, Jupiler®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 180,000 employees based in nearly 50 countries worldwide. For 2017, AB InBev’s reported revenue was 56.4 billion USD (excluding JVs and associates).

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